Dreyfus Worldwide Dollar Money Market Fund, Inc.

SEMIANNUAL REPORT April 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Worldwide Dollar Money Market Fund, Inc., covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

The six-month reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates before the reporting period in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened bond market volatility as higher interest rates and renewed inflationary pressures took their toll on investor sentiment. These factors led to price erosion late in the reporting period among corporate bonds and, to a lesser extent, U.S. government securities.

Nonetheless, fixed-income securities have held up well compared to previous periods of rising short-term interest rates. Strong demand from domestic and foreign investors have supported prices of U.S. Treasury securities, and stronger balance sheets and better business conditions have bolstered prices of corporate bonds. In our view, the bond market's surprising strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Worldwide Dollar Money Market Fund, Inc. perform during the period?

During the six-month period ended April 30, 2005, the fund produced an annualized yield of 1.54%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 1.55%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by rising short-term interest rates in a recovering economy. In fact, the Federal Reserve Board (the "Fed") raised interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years. At its November 2004 FOMC meeting, the Fed increased the overnight federal funds rate from 1.75% to 2%, which was followed by another increase, to 2.25%, in late December. In its public comment accompanying the December rate hike, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend. It was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate by 25 basis points at each of its FOMC meetings in February and March 2005. In its announcement of the March rate increase to 2.75%, the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with a renewed surge in energy prices, caused investors' inflation concerns to intensify.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This caused

yield differences between overnight instruments and one-year securities to steepen significantly. As interest rates rose, we generally maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range shorter than industry averages.

What is the fund's current strategy?

Just days after the reporting period's end, the Fed implemented its eighth consecutive rate hike, increasing the federal funds rate to 3%. Like many market participants, we expect further increases in short-term interest rates as the Fed attempts to reach a "neutral" posture that neither stimulates nor restricts economic activity. However, we believe that recent economic cross-currents, including signs that inflation may be reaccelerating, have made the Fed more sensitive to incoming economic data. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and potentially capture higher yields should they became available.

May 16, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 1.46% and 1.47%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Worldwide Dollar Money Market Fund, Inc. from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 3.73
Ending value (after expenses)	$1,007.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,021.08

† *Expenses are equal to the fund's annualized expense ratio of .75%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit−34.1%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria (Yankee)		
2.91%, 6/13/2005	30,000,000	30,000,178
Barclays Bank PLC (London)		
3.10%, 7/21/2005	15,000,000	15,000,000
Depfa Bank PLC (Yankee)		
3.01%, 6/24/2005	30,000,000	30,000,000
First Tennessee Bank N.A.		
3.03%, 7/5/2005	30,000,000	30,000,000
Fortis Bank (Yankee)		
3.00%, 6/27/2005	35,000,000	35,000,000
Natexis Banques Populares (Yankee)		
3.00%, 6/23/2005	25,000,000	25,000,000
Nordea Bank AB (Yankee)		
3.01%, 6/30/2005	35,000,000	35,000,000
UniCredito Italiano SpA (London)		
2.93%, 6/14/2005	35,000,000	35,000,000
Washington Mutual Bank		
3.01%, 6/21/2005	35,000,000	35,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $270,000,178)		**270,000,178**
Commercial Paper−47.5%		
ANZ National (International) Ltd.		
3.01%, 6/23/2005	35,000,000	34,845,932
Amstel Funding		
2.89%, 6/7/2005	25,000,000 [a]	24,926,257
Bear Stearns Cos. Inc.		
3.01%, 6/27/2005	33,000,000	32,843,773
Deutsche Bank Financial Inc.		
2.94%, 5/2/2005	30,000,000	29,997,550
General Electric Capital Corp.		
3.03%, 7/1/2005	30,000,000	29,846,992
Giro Funding U.S. Corp.		
2.93%, 6/10/2005	34,610,000 [a]	34,498,094
Mane Funding Corp.		
3.04%, 7/1/2005	30,000,000 [a]	29,846,483
Network Rail CP Finance PLC		
3.03%, 6/30/2005	10,000,000	9,949,833
Norddeutsche Landesbank Luxembourg S.A.		
3.03%, 7/5/2005	30,000,000	29,836,958
PB Finance (De) Inc.		
2.82%, 5/5/2005	35,000,000	34,989,072

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Prudential Funding LLC		
2.97%, 5/2/2005	30,000,000	29,997,525
UBS Finance Delaware LLC		
2.94%, 5/2/2005	30,000,000	29,997,550
Westpac Capital Corp.		
3.01%, 6/22/2005	25,000,000	24,892,028
Total Commercial Paper		
(cost $376,468,047)		**376,468,047**
Time Deposits−18.3%		
BNP Paribas (Grand Cayman)		
2.97%, 5/2/2005	30,000,000	30,000,000
Branch Banking & Trust Co. (Grand Cayman)		
2.97%, 5/2/2005	30,000,000	30,000,000
Chase Manhattan Bank USA (Grand Cayman)		
2.93%, 5/2/2005	30,000,000	30,000,000
Key Bank N.A. (Grand Cayman)		
2.94%, 5/2/2005	30,000,000	30,000,000
U.S. Bank NA (Grand Cayman)		
2.94%, 5/2/2005	25,279,000	25,279,000
Total Time Deposits		
(cost $145,279,000)		**145,279,000**
Total Investments (cost $791,747,225)	**99.9%**	**791,747,225**
Cash and Receivables (Net)	**.1%**	**688,564**
Net Assets	**100.0%**	**792,435,789**

a *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $89,270,834 or approximately 11.3% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	79.4	Finance	3.8
Asset Backed-Securities Arbitrage	4.4	Asset Backed-Multi-Seller	3.1
Brokerage	4.1	Railroads	1.3
Insurance	3.8		**99.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	791,747,225	791,747,225
Cash		1,805,099
Interest receivable		851,544
Prepaid expenses		63,472
		794,467,340
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		432,631
Payable for shares of Common Stock redeemed		1,351,178
Accrued expenses		247,742
		2,031,551
Net Assets ($)		**792,435,789**
Composition of Net Assets ($):		
Paid-in capital		792,386,805
Accumulated undistributed net investment income–net		49,319
Accumulated net realized gain (loss) on investments		(335)
Net Assets ($)		**792,435,789**
Shares Outstanding		
(25 billion shares of $.001 par value Common Stock authorized)		792,386,805
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**9,347,411**
Expenses:	
Management fee–Note 2(a)	2,039,868
Shareholder servicing costs–Note 2(b)	1,196,559
Custodian fees	52,213
Professional fees	32,452
Prospectus and shareholders' reports	29,992
Registration fees	18,378
Directors' fees and expenses–Note 2(c)	13,131
Miscellaneous	9,752
Total Expenses	**3,392,345**
Less–reduction in management fee due to undertaking–Note 2(a)	(332,542)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(326)
Net Expenses	**3,059,477**
Investment Income–Net, representing net increase in net assets resulting from operations	**6,287,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment Income—Net, representing net increase in net assets resulting from operations	**6,287,934**	**4,523,640**
Dividends to Shareholders from ($):		
Investment income—net	**(6,287,848)**	**(4,474,407)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	248,334,280	591,338,719
Dividends reinvested	6,073,020	4,321,787
Cost of shares redeemed	(312,990,405)	(712,131,038)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(58,583,105)**	**(116,470,532)**
Total Increase (Decrease) in Net Assets	**(58,583,019)**	**(116,421,299)**
Net Assets ($):		
Beginning of Period	851,018,808	967,440,107
End of Period	**792,435,789**	**851,018,808**
Undistributed Investment Income (Net)	49,319	49,233

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2005 (Unaudited) | Year Ended October 31, | | | | |
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.008	.005	.006	.016	.044	.055
Distributions:						
Dividends from investment income−net	(.008)	(.005)	(.006)	(.016)	(.044)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.55[a]	.50	.62	1.62	4.51	5.65
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.83[a]	.85	.82	.82	.81	.87
Ratio of net expenses to average net assets	.75[a]	.75	.75	.75	.75	.75
Ratio of net investment income to average net assets	1.54[a]	.49	.62	1.63	4.43	5.47
Net Assets, end of period ($ x 1,000)	792,436	851,019	967,440	1,147,581	1,348,064	1,309,541

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of the Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

On May 2, 2005, the fund declared a cash dividend of approximately \$.0001 per share from undistributed investment income-net which includes investment income-net for Saturday April 30, 2005.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $335 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax character of all distributions paid to shareholders during the fiscal year ended October 31, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2004 through April 30, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $332,542 during the period ended April 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2005, the fund was charged $564,674 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $440,850 pursuant to the transfer agency agreement.

The components of Due to the Dreyfus Corporation and affiliates consist of: management fees $347,328, shareholder services plan fees $3,000 and transfer agency per account fees $145,768, which are off-set against an expense reimbursement currently in effect in the amount of $63,465.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Worldwide Dollar
Money Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0762SA0405